Exhibit 4.24

LOAN AGREEMENT

January 31, 2024

Whereas as at January 31, 2024, Fairtide Ventures (the “Lender”) of 278 Bay St Suite 102, Thunder Bay, Ontario P7B 1R8, has advanced to Red Metal Resources Ltd. (the “Borrower”) a total of CAD$199,000 and US$80,093.93 under loan agreements and in exchange for unsecured notes payable that carry interest at 8% per year compounded monthly (the “Interest”) and payable on demand, as listed in the attached Schedule “A”; and

Whereas the Borrower wishes to consolidate the initial loan agreements and notes payable;

Therefore: This Loan Agreement replaces the Initial Loan Agreements in their entirety and confirms the following:

As at January 31, 2024, the Lender advanced to the Borrower CAD$199,000, which, as of the date of this loan agreement, accumulated CAD$30,269.63 in interest, and a total of US$80,093.93 (CAD$107,301.84 converted at 1.3397) which, as of the date of this loan agreement, accumulated US$3,015.58 (CAD$4,039.97 converted at 1.3397) in interest. Therefore, the total amount due to the Lender as at January 31, 2024, is CAD$340,611.44 (“Consolidated Principal Sum”).

The Borrower agrees to repay the Consolidated Principal Sum on demand, together with interest calculated and compounded monthly at the rate of 8% per year (the “Interest”) from the date of the Loan Agreement. The Borrower is liable for repayment of the Consolidated Principal Sum and accrued Interest and any costs that the Lender incurs in trying to collect the Consolidated Principal Sum and the Interest.

The Borrower will evidence the debt and its repayment of the Consolidated Principal Sum and the Interest with a promissory note in the attached form.

LENDER	BORROWER
Fairtide Ventures	Red Metal Resources Ltd.

Per:	Per:

/s/ Caitlin L. Jeffs	/s/ Joao da Costa
Caitlin L. Jeffs	Joao da Costa, CFO

PROMISSORY NOTE

Principal Amount: CAD$340,611.44	January 31, 2024

For value received Red Metal Resources Ltd., (the “Borrower”) promises to pay on demand to the order of Fairtide Ventures (the “Lender”) the sum of $340,611.44 lawful money of Canada (the “Consolidated Principal Sum”) together with interest on the Principal Sum accrued from the date of the Loan Agreement, being January 31, 2024 (the “Effective Date”), as explicitly specified in that Loan Agreement dated for reference January 31, 2024, both before and after maturity, default and judgment at the Interest Rate as defined below.

For the purposes of this promissory note, Interest Rate means 8 per cent per year. Interest at the Interest Rate must be calculated and compounded monthly not in advance from and including the Effective Date (for an effective rate of 8.3% per annum calculated monthly), and is payable together with the Consolidated Principal Sum when the Principal Sum is repaid.

The Borrower retains the right but not an obligation, to repay the Consolidated Principal Sum and the Interest in whole or in part at any time.

The Borrower waives presentment, protest, notice of protest and notice of dishonour of this promissory note.

BORROWER
Red Metal Resources Ltd.

Per:

/s/ Joao da Costa
Joao da Costa, CFO

Schedule “A”

Notes Payable Issued by

Red Metal Resources Ltd.

To Fairtide Ventures

Date of Initial Note Payable	Currency	Principal	Accrued Interest January 31, 2024	Balance
February 16, 2022	CAD$	$175,000.00	$29,506.31	$204,506.31
May 15, 2023	CAD$	6,000.00	352.06	6,352.06
September 18, 2023	CAD$	6,000.00	179.61	6,179.61
October 26, 2023	CAD$	6,000.00	128.51	6,128.51
November 14, 2023	CAD$	6,000.00	103.14	6,103.14
Total CAD$ Notes Payable	CAD$	$199,000.00	$30,269.63	$229,269.63
June 14, 2023	US$	35,028.00	1,813.09	36,841.09
July 14, 2023	US$	15,037.93	675.07	15,713.00
October 6, 2023	US$	15,028.00	389.09	15,417.09
December 20, 2023	US$	15,000.00	138.33	15,138.33
Total US$ Notes Payable	US$	$80,093.93	$3,015.58	$83,109.51
Total US$ Notes Payable converted to CAD$ at 1.3397	CAD$	$107,301.84	$4,039.97	$111,341.81
Total Notes Payable	CAD$	$306,301.84	$34,309.60	$340,611.44